UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), on May 7, 2013. The Schedule 14D-9 relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”), and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Buckeye at a price of $37.50 per share, net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Georgia-Pacific with the SEC on May 7, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented as follows:

(1) The tables beginning on page 5 of the Schedule 14D-9 under the subheading entitled “Arrangements Between Buckeye and its Executive Officers, Directors or Affiliates—Change in Control Agreements” are amended and restated as follows:

John B. Crowe, Chief Executive Officer	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$695,250		—		$8,229,161	(1)	—		$8,924,411
Termination by Buckeye without Cause	$2,317,500	(2)	$2,085,750	(3)	$695,250		$48,774	(4)	$8,229,161	(1)	$(2,765,286	)(5)	$10,611,149
Termination by Buckeye with Cause	—		—		$695,250	(6)	—		$8,229,161	(1)	—		$8,924,411
Termination for Good Reason by Executive	$2,317,500	(2)	$2,085,750	(3)	$695,250		$48,774	(4)	$8,229,161	(1)	$(2,765,286	)(5)	$10,611,149
Termination without Good Reason by Executive	—		—		$695,250	(6)	—		$8,229,161	(1)	—		$8,924,411

Steven G. Dean, Executive Vice President and Chief Financial Officer	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$175,500		—		$1,378,610	(1)	—		$1,554,110
Termination by Buckeye without Cause	$780,000	(2)	$526,500	(3)	$175,500		$45,482	(4)	$1,378,610	(1)	$(633,747	)(5)	$2,272,345
Termination by Buckeye with Cause	—		—		$175,500	(6)	—		$1,378,610	(1)	—		$1,554,10
Termination for Good Reason by Executive	$780,000	(2)	$526,500	(3)	$175,500		$45,482	(4)	$1,378,610	(1)	$(633,747	)(5)	$2,272,345
Termination without Good Reason by Executive	—		—		$175,500	(6)	—		$1,378,610	(1)	—		$1,554,110

Douglas L. Dowdell Executive Vice President, Specialty Fibers	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$168,750		—		$1,592,355	(1)	—		$1,761,105
Termination by Buckeye without Cause	$750,000	(2)	$506,250	(3)	$168,750		$45,482	(4)	$1,592,355	(1)	$(591,496	)(5)	$2,471,341
Termination by Buckeye with Cause	—		—		$168,750	(6)	—		$1,592,355	(1)	—		$1,761,105
Termination for Good Reason by Executive	$750,000	(2)	$506,250	(3)	$168,750		$45,482	(4)	$1,592,355	(1)	$(591,496	)(5)	$2,471,341
Termination without Good Reason by Executive	—		—		$168,750	(6)	—		$1,592,355	(1)	—		$1,761,105

Charles S. Aiken Senior Vice President, Energy and Sustainability	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$100,500		—		$1,797,615	(1)	—		$1,898,115
Termination by Buckeye without Cause	$700,000	(2)	$367,500	(3)	$100,500		$45,482	(4)	$1,797,615	(1)	$(526,604	)(5)	$2,484,493
Termination by Buckeye with Cause	—		—		$100,500	(6)	—		$1,797,615	(1)	—		$1,898,115
Termination for Good Reason by Executive	$700,000	(2)	$367,500	(3)	$100,500		$45,482	(4)	$1,797,615	(1)	$(526,604	)(5)	$2,484,493
Termination without Good Reason by Executive	—		—		$100,500	(6)	—		$1,797,615	(1)	—		$1,898,115

Sheila Jordan Cunningham Senior Vice President, General Counsel and Secretary	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$108,000		—		$1,476,641	(1)	—		$1,584,641
Termination by Buckeye without Cause	$720,000	(2)	$378,000	(3)	$108,000		$45,482	(4)	$1,476,641	(1)	$(349,932	)(5)	$2,378,191
Termination by Buckeye with Cause	—		—		$108,000	(6)	—		$1,476,641	(1)	—		$1,584,641
Termination for Good Reason by Executive	$720,000	(2)	$378,000	(3)	$108,000		$45,482	(4)	$1,476,641	(1)	$(349,932	)(5)	$2,378,191
Termination without Good Reason by Executive	—		—		$108,000	(6)	—		$1,476,641	(1)	—		$1,584,641

Paul N. Horne Senior Vice President, Product and Market Development	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$108,000		—		$1,988,593	(1)	—		$2,096,593
Termination by Buckeye without Cause	$750,000	(2)	$393,750	(3)	$108,000		$45,482	(4)	$1,988,593	(1)	$(630,354	)(5)	$2,655,471
Termination by Buckeye with Cause	—		—		$108,000	(6)	—		$1,988,593	(1)	—		$2,096,593
Termination for Good Reason by Executive	$750,000	(2)	$393,750	(3)	$108,000		$45,482	(4)	$1,988,593	(1)	$(630,354	)(5)	$2,655,471
Termination without Good Reason by Executive	—		—		$108,000	(6)	—		$1,988,593	(1)	—		$2,096,593

Marko M. Rajamaa Senior Vice President, Nonwovens	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$96,000		—		$1,107,535	(1)	—		$1,203,535
Termination by Buckeye without Cause	$650,000	(2)	$341,250	(3)	$96,000		$45,482	(4)	$1,107,535	(1)	$(144,874	)(5)	$2,095,393
Termination by Buckeye with Cause	—		—		$96,000	(6)	—		$1,107,535	(1)	—		$1,203,535
Termination for Good Reason by Executive	$650,000	(2)	$341,250	(3)	$96,000		$45,482	(4)	$1,107,535	(1)	$(144,874	)(5)	$2,095,393
Termination without Good Reason by Executive	—		—		$96,000	(6)	—		$1,107,535	(1)	—		$1,203,535

Terrence M. Reed Senior Vice President, Human Resources	Cash						Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)		Retention Bonus ($)
After a Change in Control
Change in Control Without Termination	—		—		$82,500		—		$645,347	(1)	—		$727,847
Termination by Buckeye without Cause	$550,000	(2)	$330,000	(3)	$82,500		$45,482	(4)	$645,347	(1)	$(339,348	)(5)	$1,313,981
Termination by Buckeye with Cause	—		—		$82,500	(6)	—		$645,347	(1)	—		$727,847
Termination for Good Reason by Executive	$550,000	(2)	$330,000	(3)	$82,500		$45,482	(4)	$645,347	(1)	$(339,348	)(5)	$1,313,981
Termination without Good Reason by Executive	—		—		$82,500	(6)	—		$645,347	(1)	—		$727,847

(1)	Represents the sum of (1) the product of (a) the difference between the per share strike price of unvested options that would become vested in connection with a change in control and $37.50 and (b) the number of such unvested options, and (2) the product of the number of unvested restricted shares that would become vested in connection with a change in control multiplied by $37.50.
(2)	Represents the executive officer’s highest annual base salary received during the three years preceding May 1, 2013 multiplied by the applicable multiplier under the change in control agreement (3 years in the case of Mr. Crowe and 2 years in the case of the other executive officers).
(3)	Represents the executive officer’s target bonus for the year ended June 30, 2013 multiplied by the applicable multiplier under the change in control agreement (3 years in the case of Mr. Crowe and 2 years in the case of the other executive officers).
(4)	The value of medical benefits is estimated based on the annual premium each executive officer would be required to pay for continuing medical coverage under the provisions of our medical plan required by the Consolidated Omnibus Budget Reconciliation Act (COBRA) multiplied by the number of years such benefit would be provided under the applicable change in control agreement (3 years in the case of Mr. Crowe and 2 years in the case of the other executive officers).
(5)	Messrs. Crowe, Dean, Dowdell, Aiken, Horne, Rajamaa, Reed and Ms. Cunningham’s benefits and payments are subject to a modified cutback to eliminate any excise tax payable under section 4999 of the Code if the net-after tax amount that the executive would receive with respect to such payments or benefits does not exceed the net-after tax amount the executive would receive if the amount of such payment and benefits were reduced to the maximum amount which could otherwise be payable without the imposition of the excise tax. In respect of a termination occurring as of June 30, 2013 following a change in control, Messrs. Crowe, Dean, Dowdell, Aiken, Horne, Rajamaa, Reed and Ms. Cunningham do not receive a greater after-tax benefit without such reduction; accordingly their cash severance benefit would be reduced by the amount set forth in the table above. If instead, no cut-back had applied, Messrs. Crowe, Dean, Dowdell, Aiken, Horne, Rajamaa, Reed and Ms. Cunningham would have received total pre-tax payments of: Mr. Crowe, $13,376,435; Mr. Dean, $2,906,092; Mr. Dowdell, $3,062,837; Mr. Aiken, $3,011,097; Ms. Cunningham, $2,728,123; Mr. Horne, $3,285,825; Mr. Rajamaa, $2,240,267; and Mr. Reed, $1,653,329.
(6)	If employment with Buckeye terminates prior to the Effective Time for Cause or without Good Reason, the retention bonus will not be paid. See “—Cash Bonus Letter Agreements” below.

(2) Immediately following the disclosure under the subheading entitled “Arrangements Between Buckeye and its Executive Officers, Directors or Affiliates—Tender and Support Arrangements” on page 8 of the Schedule 14D-9, the following new disclosure is inserted:

“Cash Bonus Letter Agreements

Effective as of May 23, 2013, Buckeye entered into a Cash Bonus Letter Agreement (collectively, the “Cash Bonus Letter Agreements”) with each of its executive officers. Under the terms of the Merger Agreement, Buckeye, as previously disclosed, is not currently permitted to make equity grants to employees. The Cash Bonus Letter Agreements are intended to provide each of Buckeye’s executive officers with a cash incentive in substitution for the typical equity grants that Buckeye otherwise would have made in July 2013.

Under the terms of the Cash Bonus Letter Agreements and subject to the conditions set forth therein, each of Buckeye’s executive officers will receive a cash bonus payable within 30 days following the Effective Time, provided that the Effective Time occurs on or before May 31, 2014, in the following amounts:

John B. Crowe, Chief Executive Officer: $695,250

Steven G. Dean, Executive Vice President and Chief Financial Officer: $175,500

Douglas L. Dowdell, Executive Vice President, Specialty Fibers: $168,750

Charles S. Aiken, Senior Vice President, Energy and Sustainability: $100,500

Sheila Jordan Cunningham, Senior Vice President and General Counsel: $108,000

Paul N. Horne, Senior Vice President, Product and Market Development: $108,000

Marko M. Rajamaa, Senior Vice President, Nonwovens: $96,000

Terrence M. Reed, Senior Vice President, Human Resources: $82,500

The Cash Bonus Letter Agreements provide that such bonus will be forfeited with respect to any executive officer should his or her employment with Buckeye terminate prior to the Effective Time for any reason other than for death, disability or without cause.

The foregoing description of the Cash Bonus Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Cash Bonus Letter Agreement, which is filed as exhibit (e)(11) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Document

(e)(11)	Form of Cash Bonus Letter Agreement (incorporated by reference to Exhibit 10.1 to Buckeye’s Current Report on Form 8-K (File No. 001-14030), filed on May 30, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 14D-9 is true, complete and correct.

BUCKEYE TECHNOLOGIES INC.

By:	/s/ Sheila Jordan Cunningham
Name:	Sheila Jordan Cunningham
Title:	Senior Vice President, General Counsel and Secretary

Date: May 31, 2013